Exhibit 21.1

Subsidiaries of Atlantic Capital Bancshares, Inc.

Name	Jurisdiction	Ownership
Atlantic Capital Bank	Georgia	100% owned by Atlantic Capital Bancshares, Inc.
Quantum Holdings, LLC	Georgia	100% owned by Atlantic Capital Bank